January 18, 2008

Mail Stop 3720

*By U.S. Mail and facsimile to (502) 596-4858*

Joseph L. Landenwich
Senior Vice President of Corporate Legal Affairs
  and Corporate Secretary
Kindred Healthcare, Inc.
680 South Fourth Street
Louisville, KY 40202

> **Re:    Kindred Healthcare, Inc.**
>            **Definitive Schedule 14A**
>            **Filed April 4, 2007**
>            **File No. 001-14057**

Dear Mr. Landenwich:

        We have reviewed your response letter dated October 31, 2007 and have the following comments.  Please respond to our comments by February 1, 2008, or tell us by that time when you will provide us with a response.  If the comments request revised disclosure in future filings, please confirm in writing that you will comply with the comments in your future filings and also explain to us how you intend to comply.  We welcome any questions you may have about our comments or any other aspect of our review.

Compensation Discussion and Analysis, page 11

Components of Executive Compensation, page 13

Cash Incentives, page 14

1.    We have considered your response to comment six in our letter dated August 21, 2007, but we are unable to fully evaluate your response without more information. Please provide a more comprehensive analysis as to why you believe that disclosure of specific performance targets and threshold levels would not be material.  For example, tell us the financial objectives and quality goals for each named executive officer, the weight afforded to each one, and how the application of the formulas resulted in the short-term and long-term incentive compensation awarded to each named executive officer.

2.     We have considered your response to comment seven in our letter dated August 21, 2007.  Please confirm that you will comply with the comment in future filings, if applicable.

Please contact me at (202) 551-3350 with any questions.


Sincerely,


Kathleen Krebs
Special Counsel